SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  _____________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                     Report

                           for the month of April 2004

                                  _____________

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name Into English)


                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F         |X|      Form 40-F        |_|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes                |_|     No               |X|

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated April 2, 2004, regarding its expansion plans.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               JINPAN INTERNATIONAL LIMITED
                                               (Registrant)



                                               By: /s/ Jing Yuqing
                                                   -----------------------------
                                                   Name:  Jing Yuqing
                                                   Title: Secretary


Dated: April 5, 2004

                                  EXHIBIT INDEX


EXHIBIT NUMBER            DESCRIPTION                                PAGE NUMBER
--------------            -----------                                -----------


         1                Press release dated April 2, 2004

                                    EXHIBIT 1

APRIL 02, 2004
ENGLEWOOD CLIFFS, NEW JERSEY
Company Contact: Mr. Mark Du
Telephone: (201) 227-0680

JINPAN INTERNATIONAL LIMITED (AMEX SYMBOL `JST') INCREASING DEMAND CAUSES JINPAN TO ACCELERATE EXPANSION PLANS.

ENGLEWOOD CLIFFS, NJ-APRIL 02, 2004- JINPAN INTERNATIONAL LIMITED (JST), today announced that in order to keep pace the raising demand, the company has established 11 additional sales offices in China. The company is also planning to establish 5 more sales offices by the end of 3rd quarter this year. Currently there are total of 31 sales offices inclusive of 11 recently established.

The company is taking measures to expedite the planed expansion announced during November last year. Originally slated for a June completion date, the company is now confident that the expansion project can be completed by the end of May. The reason these measures were taken was due to demand rising faster than original expectation. Upon completion the company would have increased output capacity to 4 Million KVA from 2.7 Million KVA.

As the premier manufacturer of cast coil transformers in China, we plan to become a more global company by gaining market shares in the other regions of the world. In addition, we are looking for areas to provide a more complete package to our customers. We look forward to realizing our goals and to continue delivering the greatest value to our customers.